Lisa A. Morgan

DIRECT LINE: 202.383.0523

E-mail: lisa.morgan@sutherland.com

March 2, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Fidus Investment Corporation –
Post-Effective Amendment No. 3 to Registration Statement on Form N-2

Dear Sir or Madam:

On behalf of Fidus Investment Corporation (the “Company”), we are transmitting herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), post-effective amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-202531) (the “Registration Statement”). The Registration Statement relates to the shelf offering of the Company’s securities under Rule 415 of the Securities Act.

The Company respectfully asks that the staff of the Securities and Exchange Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Registration Statement as declared effective on May 2, 2016, except for the updating of financial information and certain other data.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact the undersigned at (202) 383-0523.

Sincerely,

/s/ Lisa A. Morgan

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.